Exhibit A

NEW YORK STOCK EXCHANGE, INC.

BOARD OF DIRECTORS – MINUTES

January 6, 2005

The Board of Directors met today at 8:30 a.m, Chairman John S. Reed presiding. Directors Carter, McDonald and Thain were present in person, and Chairman Reed, Directors Albright, Allison, Jackson, Shapiro, Weatherstone and Woolard were present via conference call. (10) Richard P. Bernard, Executive Vice President and General Counsel and Mary Yeager, Acting Corporate Secretary, were also present.

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Mr. Thain discussed with the Board a variety of strategic initiatives with respect to potential acquisitions or partnerships and reported on the status of negotiations with different entities. He discussed with the Board the resources necessary to support him in developing new business strategies, expanding the Exchange’s product array and exploring enhancements to the NYSE business model.

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/S/ MARY YEAGER
Mary Yeager
Acting Corporate Secretary